UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

1. DATE, TIME AND PLACE: November 30, 2018, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, in the capital of the state of São Paulo.

2. CALL NOTICE: Notice published on Diário Oficial do Estado de São Paulo (“Call Notice”), on the editions of October 31, 2018 and November 01 and 02, 2018, pages 7, 17 and 14, respectively, and on Valor Econômico newspaper, on the editions of October 31, 2018, November 01/02, 2018 and November 03/04/05, 2018, pages B5, B3 and B3, respectively.

3. ATTENDANCE: Shareholders representing 94.7% of common shares attended the meeting, subscribed to these minutes and are recorded in the Shareholders’ Attendance Book no. 003, page 011 front and back, achieving the legal quorum to install this Extraordinary Shareholders’ Meeting (“Meeting”) and resolve on the matters on the Agenda. The Meeting was also attended by Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; Messrs. Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen, members of the Fiscal Board; Mr. Antonio Gonçalves de Oliveira, member of the Board of Directors; and Mr. Francisco de Paula dos Reis Júnior representing BDO RCS Auditores Independentes S.S.

4. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Carolina Simões Cardoso – Secretary.

5. AGENDA:

(1)       to take note of and ratify the appointment of the specialized valuation firm BDO RCS Auditores Independentes S.S., enrolled in the CNPJ/MF under No. 54.276.936/0001-79, responsible for the preparation of the appraisal report for the shareholders' equity of Telefônica Data SA ("TDATA"), for the purpose of merging the shareholders' equity of TDATA into the Company (the "TDATA Appraisal Report");

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

(2)       to discuss and deliberate on the Instrument of Justification and Protocol of Merger of TDATA into the Company, executed between TDATA and the Company on October 30, 2018, with the purpose of merging TDATA into the Company (the "Protocol of Merger");

(3)       to discuss and deliberate on the TDATA Appraisal Report;

(4)       to deliberate on the merger of TDATA into the Company and its implementation;

(5)       to deliberate, as a result of the proposed merger, on the amendment of article 2 of the Company's Bylaws aiming to complement the Company’s corporate purpose in order to include the activities currently carried out by TDATA and, indirectly, by the Company itself;

(6)       to deliberate on the restatement of the Company's Bylaws; and

(7)       to deliberate on the removal of a member of the Board of Directors appointed by the Controlling Shareholder.

6. RESOLUTIONS: At the beginning of the meeting, the Chairman of the Meeting clarified that the minutes of the Meeting would be drawn up as a summary of the facts, containing only the transcription of the resolutions taken, pursuant to article 130, paragraph 1 of Law 6,404/76, as amended ("Corporate Law"), and informed that documents or proposals, explanations of vote or dissent on the matters to be resolved should be submitted in writing to the bureau which, to that end, would be represented by the Secretary of the Meeting. In addition, the President of the Assembly clarified that the documents and information regarding the matters to be discussed in this House were on the Bureau. Next, it was proposed and accepted by the attending shareholders to waive the reading of the documents, since they were fully known to all, which were made available at the Company's headquarters, as well as on the websites of the Brazilian Securities and Exchange Commission - CVM, B3 - Brasil, Bolsa e Balcão and

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

the Company, since the publication of the Call Notice, in accordance with the provisions of the Brazilian Corporate Law and CVM Instructions no. 481/2009 and no. 565/2015.

The Chairman explained that, as everyone knew, the main purpose of the meeting was to discuss and resolve on the merger into the Company of its wholly-owned subsidiary TDATA ("Merger").

Further stated that the purpose of the Merger is to standardize the rendering of services, simplify the Company's current organizational and corporate structure, and assist in integrating its business with TDATA.

In addition, the Chairman of the Meeting pointed out that the Merger was previously analyzed by the Audit and Control Committee, and to the Fiscal Council and to the approval of the Company's Board of Directors, which were favorable to all items on the agenda of their competence.

Finally, it was informed that the intended Merger will not result in an increase in the Company's capital, nor in the issuance of new shares by the Company, so that the Merger will not entail any change in the participation of the Company's current shareholders, since the Company already has recorded in its shareholders' equity the value of all shares of TDATA, and there is also no need to consider substitution of shares of non-controlling shareholders of TDATA for shares of the Company, since the Company is TDATA's sole shareholder, as it will not entail any withdrawal right to the shareholders of the Company.

Following the above clarifications, the shareholders appreciated the matters included in the Agenda, as below, and the voting instructions were received and authenticated by the Secretary, and resolved as follows:

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

(1)  To ratify, by unanimity of votes of the shareholders present, (according to the voting map in Annex I), the appointment of the specialized company BDO RCS Auditores Independentes SS, to prepare the Appraisal Report TDATA, for the purpose of incorporating TDATA's shareholders' equity into the Company.

(2)  To approve, by unanimity of votes of the shareholders present, (according to the voting map in Annex I), all the terms and conditions of the Protocol of Merger, as part of this document as Annex II. The Protocol of Merger stablishes the general terms and conditions of the proposed merger operation, its justifications and the evaluation criteria of TDATA’s shareholders equity to be merged into the Company.

(3)  To approve, by unanimity of votes of the shareholders present, (according to the voting map in Annex I), the TDATA Appraisal Report, prepared based on its book value on September 30, 2018, which establishes that the value of TDATA's shareholders' equity to be incorporated by the Company is R$ 1,691,435,625.47 (one billion, six hundred ninety-one million, four hundred and thirty-five thousand, six hundred and twenty-five reais and forty-seven cents), all in accordance with the provisions of the Protocol of Merger. The TDATA Appraisal Report is an integral part of these minutes as Exhibit A to the Protocol of Merger.

(4)  To approve, by unanimity of votes of the shareholders present, (according to the voting map in Annex I), the merger, by the Company, of TDATA, for the amount described in the TDATA Appraisal Report without changing the Company's Shareholders Equity, in accordance with the Protocol of Merger, already approved and attached to this instrument. It is recorded that, according to the Protocol of Merger the merger should have operating effects as from December 1, 2018.

(5)  To approve, due to the merger, by unanimity of votes of the shareholders present, (according to the voting map in Annex I), the amendment of article 2 of the Company’s Bylaws to complement the Company's corporate purpose in

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

order to forecast the activities currently carried out by TDATA and, indirectly, by the Company itself. It is hereby established that, due to the complementarity and ancillary nature of the activities to be included in the Company's corporate purpose, the Merger will not entail any change in its business or social purpose. In addition, as these activities are being carried out by TDATA, a wholly-owned subsidiary of the Company, such activities are already indirectly exercised by the Company. Therefore, there will be no effective change in the Company's corporate purpose, not having to consider withdrawal rights to its shareholders, which deal with articles 136, items IV and VI, and 137 of the Brazilian Corporate Law. Thus, Article 2 of the Company's Bylaws Company will be in force with the following new wording:

“Article 2 - The purpose of the Company is:

a) the exploration of telecommunications services;

b) the development of activities necessary or useful for the execution of these services, in accordance with the concessions, authorizations, and permissions granted to it;

c) The exploration of value-added services, including, without limitation, the provision of audio, video, image and text content, applications and the like;

d) The exploration of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and

e) Licensing and sub-licensing of software of any nature.

Sole Paragraph - In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:

I - participate in the capital of other companies, including in order to comply with the national telecommunications policy;

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

II - create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;

III - promote the importation of goods and services necessary for the execution of activities within its purpose;

IV - provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;

V - manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company's activities;

VI - provide consulting services related to the Company's activities;

VII - prepare, implement, and install projects related to the Company's activities;

VIII - manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company's activities;

IX - provide monitoring services related to the Company's activities;

X - provide business intermediation services in general; and

XI - market and sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement, and electronic sensor equipment;

XII - carry out studies and research activities, aiming at the development of the telecommunications sector;

XIII - enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and powers; and

XIV - carry out other similar or related activities assigned to it by the National Telecommunications Agency - ANATEL.”

(6)  To approve, by unanimity of votes of the shareholders present, (according to the voting map in Annex I), the consolidation of the Company's Bylaws, taking into account the changes made in this Meeting, and it will become part of this instrument as its Annex III.

Once the operation was approved, the Company's Directors were authorized to perform all acts necessary to formalize the operations approved above before the public agencies and third parties in general.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

(7)  To approve, by unanimity of votes of the shareholders present, (according to the voting map in Annex I), as requested by the controlling shareholder Telefónica S.A., the removal of the member of the Board of Directors appointed by the controlling shareholder, Mr. Ramiro Sánchez de Lerín Garcia-Ovies, Spanish, married, lawyer, bearer of Passport No. AAJ946379, resident and domiciled in Madrid , Spain, with a business address at Gran Vía, 28, in the City of Madrid, Spain, 28013, elected at the 18th Ordinary General Meeting and the 46th Extraordinary General Meeting held on April 28, 2016, and this position will remain temporarily vacant until a later election of the new member.

7. VOTING MAP: In accordance with article 30, paragraph 4, of CVM Instruction No. 480/09, the voting map is signed by the President and by the Secretary of this Meeting, which is an integral part of this Minutes as Annex I, indicating how many approvals, rejections and abstentions each resolution has received.

8. CLOSING: There being no further matters to be discussed, the Chairman of the Meeting declared the Meeting closed, and the shareholders' representatives were informed of the drafting in the form of a summary of the events, pursuant to article 130, paragraph 1, of the Brazilian Corporation Law. It was also recorded that (i) pursuant to paragraph 2 of article 130 of the Brazilian Corporation Law, the publication of the minutes shall be made with the omission of the shareholders' signature; and (ii) statements of vote were received, numbered and authenticated by the Board, and are filed at the Company's headquarters, pursuant to article 130, paragraph 1, of the Brazilian Corporation Law. The minutes drawn up in the book were read, approved and signed by all those present. Board: (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting, representing the Management; Carolina Simões Cardoso – Secretary. Shareholders: SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA., p.p. Carolina Simões Cardoso; TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., p.p. Carolina Simões Cardoso; TELEFÓNICA S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA CHILE S.A., p.p. Carolina Simões Cardoso; ABERDEEN CHILE FUND, INC.; BRANDES GLOBAL EQUITY INCOME FUND; BRANDES GLOBAL OPPORTUNITIES VALUE FUND; BRANDES INSTITUTIONAL EQUITY TRUST; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND,

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

represented by CITIBANK N.A., p.p. Diane Flávia Maia de Oliveira; ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND, represented by Banco BNP Paribas Brasil S.A., p.p. Diane Flávia Maia de Oliveira. Other: Flavio Stamm - member of the Fiscal Board; Cremênio Medola Netto - member of the Fiscal Board; Charles Edwards Allen - members of the Fiscal Board; Antonio Gonçalves de Oliveira – Member of the Board of Directors; Francisco de Paula dos Reis Júnior – BDO RCS Auditores Independetes S.S.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62

NIRE  35.3.001.5881-4

MINUTES OF THE 50TH EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 30, 2018

Anex I – Voting Map

	APPROVE	REJECT	ABSTAIN	VOTING RESULT
	Number of shares ON	Number of shares ON	Number of shares ON	Description present in the minutes
(1) to take note of and ratify the appointment of the specialized valuation firm responsible for the preparation of the appraisal report for the shareholders' equity of Telefônica Data SA.	541,239,043	0	0	Approved by unanimity of votes
(2) to discuss and deliberate on the Protocol of Merger.	541,239,043	0	0	Approved by unanimity of votes
(3) to discuss and deliberate on the TDATA Appraisal Report.	541,239,043	0	0	Approved by unanimity of votes
(4) to deliberate on the merger of TDATA into the Company and its implementation.	541,239,043	0	0	Approved by unanimity of votes
(5) to deliberate, as a result of the proposed merger, on the amendment of article 2 of the Company's Bylaws.	541,239,043	0	0	Approved by unanimity of votes
(6) to deliberate on the restatement of the Company's Bylaws.	541,239,043	0	0	Approved by unanimity of votes
(7) to deliberate on the removal of a member of the Board of Directors appointed by the Controlling Shareholder.	541,239,043	0	0	Approved by unanimity of votes

_________________________________ Breno Rodrigo Pacheco de Oliveira Chairman	________________________________ Carolina Simões Cardoso Secretary

Anex II

Protocol of Merger

INSTRUMENT OF JUSTIFICATION AND PROTOCOL

OF MERGER

OF

TELEFÔNICA DATA S.A.

INTO

TELEFÔNICA BRASIL S.A.

By virtue of this private instrument, the undersigned parties, through their respective Officers, have agreed between themselves to enter into this Instrument of Justification and Protocol of Merger (the "Protocol"), in accordance with articles 224, 225, 226, and 227 of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law"), in compliance with the applicable provisions of Instruction No. 565, of June 15, 2015, issued by the Brazilian Securities and Exchange Commission (the “CVM”):

(a)       TELEFÔNICA BRASIL S.A., a publicly-held company, headquartered in the City of São Paulo, State of São Paulo, at Avenida Eng. Luiz Carlos Berrini, 1376, registered with the National Register of Corporate Taxpayers of the Ministry of Finance (“CNPJ/MF”) under No. 02.558.157/0001 -62, herein represented in accordance with its Bylaws ("Telefônica" or the “Merging Company"); and

(b)       TELEFÔNICA DATA S.A., a privately-held corporation, headquartered in the City of Barueri, State of São Paulo, headquartered at Avenida Tamboré, 341 - Part, Bairro Alphaville, CEP 06460-000, enrolled in the CNPJ/MF under No. 04.027.547/0036-61, herein represented in accordance with its Bylaws ("TDATA" or the “Merged Company");

Telefônica and TDATA shall be referred to together as the "Parties" or the "Companies".

1.         JUSTIFICATION.

Whereas TDATA is a wholly-owned subsidiary of Telefônica;

WHEREAS TDATA's main corporate purpose is the exploration of value-added services, including, without limitation, the provision of audio, video, image, and text content, applications and the like, and the exploration of integrated solutions;

WHEREAS, the activities carried out by TDATA are complementary to the corporate purpose of Telefônica, the operator of telecommunications services and which also carries out activities necessary or useful for the execution of these services, in accordance with the concessions, authorizations, and permissions granted thereto, since TDATA carries out additional and complementary activities to those carried out by its parent company and which add new utilities to the telecommunications service; and

WHEREAS, because of the complementarity of the Parties' corporate purposes, the consolidation of the activities currently carried out by each of them into a single company is operationally feasible and beneficial for minimizing costs and simplifying processes;

The Parties understand that the merger of TDATA into Telefônica under the terms and conditions of this Protocol is justified, since, in addition to standardization of the provision of services, it aims to simplify Telefônica's current organizational and corporate structure.

2.    SHARE CAPITAL OF TELEFÔNICA AND TDATA

2.1.      Telefônica's Share Capital: Telefônica's current subscribed and paid-in capital is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), represented by one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three (1,690,984,923) registered book-entry shares with no par value, of which five hundred and seventy-one million, six hundred and forty-four thousand two hundred and seventeen (571,644,217) are common shares and one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) are preferred shares.

2.2.      TDATA’s Share capital: TDATA's current subscribed and paid-in capital is five hundred and seventy-eight million, one hundred and fourteen thousand, two hundred and fifty-nine Brazilian Reais and fifty-two cents (R$ 578,114,259.52), divided into two billion, seven hundred and four million, one hundred and twenty-two thousand, five hundred and sixty-four (2,704,122,564) common shares, all registered and without par value.

3.         MERGER, VALUATION, AND SHAREHOLDERS’ EQUITY.

TEXT_SP - 11167806v8 2523.947

3.1.      Merger: The merger is subject to approval at the Extraordinary General Meetings of TDATA and Telefônica (see item 5.1, below), to be timely convened in order for them to be held on November 30, 2018. If approved on the date scheduled for the holding of the meetings, the merger shall produce operational effects for the companies involved as of December 1, 2018.

3.2.      Base-Date and Valuation: With the merger, TDATA's shareholders' equity shall be fully absorbed by Telefônica. TDATA's shareholders' equity to be merged into Telefônica was valuated based on its book value, on the base-date of September 30, 2018 (the “Base-Date"), in accordance with accounting practices adopted in Brazil (the "Appraisal Report"). The Appraisal Report, in accordance with the provisions of article 227 of the Brazilian Corporations Law, was prepared by the independent valuation firm BDO RCS Auditores Independentes S.S., enrolled in the CNPJ/MF under No. 54.276.936/0001-79, ad referendum of the shareholders of the Parties to this Protocol, and is attached hereto as Exhibit A.

3.3.      Equity Variations: Pursuant to article 224, III, of the Brazilian Corporations Law, the variations in equity that occurred in TDATA between the Base-Date and the effective date of the merger shall be absorbed by Telefônica.

3.4.      Shareholders’ Equity: Considering the Appraisal Report, the total value of TDATA's shareholders' equity on the Base-Date, measured at its book value on the Base-Date and which will be merged into Telefônica, amounts to one billion, six hundred and ninety-one million, four hundred and thirty-five thousand, six hundred and twenty-five Brazilian Reais and forty-seven cents (R$ 1,691,435,625.47).

3.5.      Extinguishment of TDATA: With the merger and consequent reversion of all equity to Telefônica, TDATA shall be extinguished pursuant to article 227 of the Brazilian Corporations Law, the shares issued by it shall be canceled, according to item 4.2 below, and Telefônica's officers and directors are responsible for the filing and publication of the acts of the transaction and adjustment of the relevant books and records.

4.         CAPITAL OF THE MERGING COMPANY, SUBSTITUTION OF SHARES, VOTING AND EQUITY RIGHTS.

4.1.      Capital of the Merging Company: As a consequence of the merger, as described above, there shall be no capital increase of the Merging Company nor alteration of the shareholding of its shareholders, since Telefônica has already recorded in its shareholders' equity the value of all TDATA shares.

TEXT_SP - 11167806v8 2523.947

4.2.      Treatment of the Shares of the Merged Company: Considering that TDATA is a wholly-owned subsidiary of Telefônica (there being no minority shareholders in TDATA), as a result of the merger, shares issued by TDATA shall be canceled and extinguished, pursuant to article 226, paragraph 1 of the Brazilian Corporations Law

4.3.      Absence of substitution and valuation of shareholders' equity at market prices for purposes of article 264 of the Brazilian Corporations Law: Given that TDATA is a wholly-owned subsidiary of Telefônica, there is no substitution ratio of minority shares of the Merged Company with shares of the Merging Company. Pursuant to the provisions of CVM Resolution No. 559/08 and in accordance with the opinion of the Department of Corporate Relations - SEP, there is no justification for the "preparation of an appraisal report based on the net equity value of the shares of the parent company and the subsidiary, valuating the two assets according to the same criteria and on the same date, at market prices,” provided for in article 264 of the Brazilian Corporations Law and article 8 of CVM Instruction No. 565/15.

5.         OTHER CONDITIONS APPLICABLE TO THE MERGER.

5.1.      Corporate Acts: Extraordinary General Meetings of TDATA and Telefônica shall be held for deliberation and resolution regarding the merger, especially for: (a) approval of this Protocol; (b) ratification of the appointment of the independent valuation firm; (c) approval of the Appraisal Report; (d) approval of the merger; (e) complementing Telefônica's corporate purpose in order to detail the activities currently carried out by TDATA and indirectly by Telefônica itself; and (f) authorization for the management of TDATA and of Telefônica to perform all acts necessary for its implementation.

5.2.      No Right of Withdrawal: If the merger is approved, the activities carried out by TDATA, complementary to the activities carried out by Telefônica, should be added to the corporate purpose of the Merging Company, by means of an amendment to its Bylaws to be resolved on in the same act. Due to the complementary and ancillary nature of the activities to be included in the corporate purpose of the Merging Company, the merger shall not entail any change in its business or corporate purpose. In addition, as these activities have been exercised by TDATA, a wholly-owned subsidiary of Telefônica, such activities are already indirectly performed by the Merging Company. Therefore, there will be no effective change in Telefônica's corporate purpose, and thus nothing to be said of a right of withdrawal for the merging company’s shareholders, which are dealt with in articles 136, items IV and VI, and 137 of the Brazilian Corporations Law.

TEXT_SP - 11167806v8 2523.947

5.3.      Succession: The Merging Company shall succeed TDATA in its rights and obligations, being liable for TDATA's obligations under the provisions of articles 227 and 232 of the Brazilian Corporations Law

5.4.      Authorization: The Officers of the Merging Company and of the Merged Company are responsible for and authorized to take the measures necessary for implementation of the terms and conditions agreed upon in this Protocol, in accordance with the applicable legislation.

5.5.      Jurisdiction: The parties elect the Courts of the City of São Paulo, State of São Paulo, to resolve any controversies arising out of this Protocol.

In witness whereof, the Parties have executed this instrument in eight (8) counterparts of equal content and for one sole effect, together with two witnesses.

São Paulo, October 30, 2018.

Telefônica Brasil S.A.

_____________________________ Eduardo Navarro de Carvalho	_____________________________ Breno Rodrigo Pacheco de Oliveira

Telefônica Data S.A.

_____________________________ David Melcon Sanchez-Friera	_____________________________ Breno Rodrigo Pacheco de Oliveira

Witnesses:

1. ______________________________

Name:

RG:

2. _______________________________

Name:

RG:

TEXT_SP - 11167806v8 2523.947

Exhibit A

Appraisal Report

 TELEFÔNICA DATA S.A.

Appraisal Report of the Shareholders' Equity, determined through the Accounting Books

September 30, 2018

FPRJ/TGM/AC/LCSM/TMS	4907/18

TELEFÔNICA DATA S.A.

Appraisal Report of the Shareholders' Equity, determined through the Accounting Books

Content

Appraisal report of the shareholders' equity, determined through the Accounting Books

Exhibit I - balance sheet prepared as of September 30, 2018

2

Exhibit II - Management's explanatory notes on the accounting practices adopted for the balance sheet

TEXT_SP - 11167806v8 2523.947

Tel.: +55 11 3848 5880 Rua Major Quedinho 90 Fax: + 55 11 3045 7363 Consolação – São Paulo, SP - Brasil www.bdobrazil.com.br 01050-030

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY, CALCULATED THROUGH THE ACCOUNTING BOOKS

To the

Shareholders, Officers, and Directors of

Telefônica Data S.A.

São Paulo - SP

BDO RCS Auditores Independentes S.S., a company established in the capital of the State of São Paulo at Rua Major Quedinho, 90, registered in the National Register of Corporate Taxpayers of the Ministry of Finance (CNPJ) under No. 54.276.936/0001-79, originally registered with the Regional Accounting Board (CRC) of the State of São Paulo under No. 2 SP 013846/O-1, with responsible technical officer Francisco de Paula dos Reis Júnior, bearer of Identity Card RG No. 9.448.100, enrolled in the Individual Taxpayers' Register of the Ministry of Finance (CPF) under No. 007.190.878-13, registered with the CRC under No. 1 SP 139268/O-6, resident and domiciled in São Paulo - SP, with an office at the same address as the company represented, appointed by the Management of Telefônica Data S.A. (the "Company") to carry out an appraisal of the shareholders' equity on September 30, 2018, in accordance with the accounting practices adopted in Brazil, hereby presents the result of its work as follows:

1.     Purpose of the appraisal

The appraisal of the shareholders’ equity on September 30, 2018, of Telefônica Data S.A. has the sole purpose of recording the valuation, per the amount of shareholders' equity calculated by means of the accounting books of the Company, for the purpose of full merger into its parent company Telefônica Brasil S.A.

The Merger aims to simplify the corporate structure of Telefônica Brasil S.A. and the concentration of the Company's rendering of services as part of a continuous process of simplification and promotion of an environment of convergence of Telefônica Brasil S.A.'s relationship with its customers.

2.     Management's Responsibility for the accounting information

The Company's management is responsible for the bookkeeping and preparation of financial statements in accordance with accounting practices adopted in Brazil, as well as its relevant internal control determined as necessary to enable the preparation of such financial statements free of material misstatement, whether due to fraud or error. A summary of the main accounting practices adopted by the Company is described in Exhibit II, at the end of this report.

3.   Scope of work and responsibility of the independent auditors

Our responsibility is to express a conclusion regarding the book value of Telefônica Data S.A.'s shareholders' equity as of September 30, 2018, based on the work carried out in accordance with Technical Communiqué CTA 20 (R1) approved by the Federal Accounting Board (CFC) which governs the application of audit examination procedures in the Company's balance sheet. Thus, we have conducted an examination of the balance sheet of the Company in accordance with Brazilian and international auditing standards, which require compliance by the auditor with ethical requirements and that the audit be planned and performed in order to obtain reasonable assurance that the net assets established for the development of our appraisal report is free of relevant distortions.

4

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An audit involves performing procedures selected in order to obtain audit evidence regarding the values recorded. The procedures selected depend on the auditor’s judgment, including an assessment of risks of material misstatement in the financial statements, whether due to fraud or error. In this risk assessment, the auditor considers internal control relevant to the preparation of the Company's balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by Management. We believe that the audit evidence we have obtained is sufficient and appropriate to substantiate our conclusion.

4.     Conclusion

Based on the work carried out, we conclude that the shareholders' equity is
R$ 1,691,435,625.47, according to the balance sheet as of September 30, 2018, recorded in the accounting books and summarized in Exhibit I, at the end of this report, and represents, in all material respects, the shareholders' equity of Telefónica Data S.A., appraised in accordance with accounting practices adopted in Brazil.

São Paulo, October 17, 2018.

BDO RCS Auditores Independentes SS CRC 2 SP 013846/O-1

Francisco de Paula dos Reis Júnior Counter CRC 1 SP 139268/O-6

6

TELEFÔNICA DATA S.A.

Balance sheet raised at September 30, 2018
(In Reais)

(A free translation of the original in Portuguese)

ASSETS	
Current assets	**2.257.356.656,55**
Cash and cash equivalents	255.426.212,31
Trade accounts receivable	838.330.901,63
Inventories	36.073.121,41
Income and social contribution taxes recoverable	131.229,64
Taxes, charges and contributions recoverable	8.852.449,28
Judicial deposits and garnishments	188.835,21
Prepaid expenses	15.334.888,43
Dividends and interest on equity	118.628.110,35
Credits with group companies	971.503.366,78
Other assets	12.887.541,51
Non-current assets	**762.283.505,79**
Long-term assets	**351.370.603,11**
Trade accounts receivable	157.684.778,10
Deferred taxes	154.486.698,52
Judicial deposits and garnishments	35.061.385,44
Prepaid expenses	3.984.421,81
Credits with group companies	14.282,74
Other assets	139.036,50
Investments	300.226.577,72
Property, plant and equipment	92.430.692,93
Intangible assets	18.255.632,03
TOTAL ASSETS	**3.019.640.162,34**

LIABILITIES AND EQUITY	
Current liabilities	**1.270.376.244,19**
Personnel, social charges and benefits	64.044.648,94
Trade accounts payable	866.541.882,28
Income and social contribution taxes payable	75.384.775,88
Taxes, charges and contributions payable	70.138.558,47
Deferred revenue	1.161.284,97
Obligations with group companies	183.903.643,99
Other liabilities	9.201.449,66
Non-current liabilities	**57.828.292,68**
Personnel, social charges and benefits	1.897.775,54
Taxes, charges and contributions payable	19.594.570,50
Provisions	27.234.648,21
Other liabilities	9.101.298,43
TOTAL LIABILITIES	**1.328.204.536,87**
Equity	**1.691.435.625,47**
Capital	578.114.259,52
Equity transactions	(59.029.128,85)
Capital reserves	1.138.988,11
Income reserves	115.622.851,90
Retained earnings	1.055.588.654,79
TOTAL LIABILITIES AND EQUITY	**3.019.640.162,34**

This appendix is an integral part of the appraisal report of the equity, determined through the accounting books, dated September 30, 2018.

7

1.        The Company and its operations

a)        General information

Telefônica Data S.A. (the "Company" or "TData"), is headquartered at Av. Tamboré, 341, part, in the City of Barueri, State of São Paulo, was incorporated on August 3, 2000, in the form of a closely-held Corporation, as a wholly-owned subsidiary of Telefônica Brasil S.A. ("Telefônica Brasil").

TData has as its corporate purpose: (I) The exploration of value-added services, including, without limitation, the provision of audio, video, image, and text content, applications and the like; (II) The exploration of integrated solutions, management, and provision of services related to: (a) data centers, including hosting and colocation; (b) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (c) information technology; (d) information and communication security; (e) telecommunications; and (f) electronic security systems related to theft, intrusion, fire, and others; (III) Licensing and sub-licensing of software of any nature; (IV) The management and rendering of technical maintenance, assistance, and support services in computer science and equipment related to the Company's activities; (V) Provision of consulting services related to the Company's activities; (VI) The provision and operation of telecommunications services; (VII) Commercialization and leasing of equipment and materials necessary or useful for the exploration of its activities, including precision, measurement, and electronic sensor equipment; (VIII) Preparation, implementation, and installation of projects related to the Company's activities; (IX) Management and rendering of engineering and construction services and execution of related construction works necessary for the execution of projects related to the Company's activities; (X) Provision of monitoring services related to the Company's activities; and (XI) The provision of business intermediation services in general. In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as: I - participate in the capital of other companies; II - create companies and/or subsidiaries for the execution of activities included in its purpose and that as a recommendation are decentralized; III - promote the importation of goods and services necessary for the execution of activities included in its purpose; and IV - enter into contracts and agreements with other companies that explore telecommunications services or any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its assignments and responsibilities.

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2.        Basis for preparation and presentation of the balance sheet

The balance sheet as of September 30, 2018, is being presented for the purpose of evaluating the shareholders’ equity on September 30, 2018, of Telefônica Data S.A. and has the sole purpose of recording its valuation, per the amount of shareholders' equity ascertained through the Company’s Accounting Books for the purpose of its total merger into its parent company - Telefônica Brasil S.A.

The balance sheet was prepared in accordance with the accounting practices adopted in Brazil, which include Pronouncements, Interpretations, and Guidelines issued by the Accounting Pronouncements Committee (CPC), which were approved by the Federal Accounting Board (CFC).

The Company's balance sheet has been prepared and is presented in Brazilian Reais, which is the functional currency. The functional currency was determined based on the primary economic environment of its operations.

An asset or liability is recorded as current if settlement is expected to occur within the 12-month period following the base date of the balance sheet, otherwise it will be recorded as non-current.

3.        Summary of significant accounting practices

a)        Cash and cash equivalents

They are held for the purpose of meeting short-term cash commitments, and not for investment or other purposes. The Company considers cash equivalents to be a financial investment with immediate liquidity, subject to an insignificant risk of change in value. Short-term investments qualify as cash equivalents when redeemable within 90 days of the date of investment.

b)        Accounts receivable

They are valued at the value of the services rendered in accordance with the conditions agreed upon, net of estimated losses for impairment. It includes services rendered to customers that have not yet been billed by the balance sheet date. The estimated losses for impairment are recorded at an amount sufficient to cover possible losses and consider mainly expected delinquency.

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c)        Inventories

They are valued and stated at average acquisition cost or net realizable value, whichever is less. It comprises materials intended for consumption, maintenance, or resale. The net realizable amount corresponds to the selling price in the normal course of business, less estimated costs required to realize the sale.

The estimated losses for reduction to realizable value are established for the materials and equipment considered obsolete or whose quantities are higher than those usually marketed and sold by the Company in a reasonable period of time.

d)        Prepaid expenses

They are shown by the amounts actually disbursed related to services purchased and not yet incurred. Prepaid expenses are appropriated to income insofar as the related services are provided and the economic benefits are realized.

e)        Investments

Equity interest in subsidiaries is accounted for using the equity accounting method.

Based on the equity accounting method, the investment is accounted for in the balance sheet at cost, plus variations after acquisition of the equity interest. The income statement reflects the portion of the income from the subsidiaries’ operations.

When a change is directly recognized in the subsidiaries’ equity, the Company recognizes its share in the changes occurring and will disclose that fact, when applicable, in the statement of changes in shareholders' equity and in the comprehensive income statement.

The financial statements of the subsidiaries are prepared for the same period as for the Company's disclosure. When necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

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After applying the equity accounting method, the Company determines whether it is necessary to recognize an impairment loss on these investments. The Company determines annually whether there is objective evidence that the investment suffered a loss due to impairment. If so, the Company calculates the amount of the impairment loss as the difference between the recoverable amount and the carrying amount and recognizes that amount in the income statement.

When there is a loss of significant influence over the subsidiaries, the Company evaluates and recognizes the investment at fair value at this time. Any difference between the book value of invested companies at the time of loss of significant influence and the fair value of the remaining investment and income from the sale will be recognized in profit or loss.

f)         Fixed assets

It is stated at cost of acquisition and/or construction, net of depreciation and provision for accumulated impairment, if applicable. Said cost includes the costs of long-term construction project loans when recognition criteria are met.

The costs of the asset are capitalized until it is in the conditions foreseen for its entry into operation. Expenses subsequent to the entry of the asset into operation and that do not improve the functionality or increase the useful life of the asset are recognized immediately in income, on an accrual basis. When significant parts of real property, plant, and equipment are replaced, these parts are recognized as an individual asset with a specific useful life and depreciation. Likewise, expenses that represent improvements in assets (increase in installed capacity or useful life) are capitalized. All other costs of repairs and maintenance are recognized in the income statement, when incurred.

The present value of the estimated costs to be incurred in the disassembly of fixed assets (equipment at rented properties) is capitalized in the cost of the corresponding asset against the provision for dismantling of assets and depreciated over the useful life of the equipment, which is not greater than the term of the lease.

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Depreciation is calculated on a straight-line basis over the useful life of the asset, at rates that consider the estimated useful lives of the assets based on technical studies. The residual value and useful life of the assets and depreciation methods are reviewed annually, and adjusted prospectively, when applicable.

An item of property, plant, and equipment is written off when sold or when no future economic benefit is expected from its use or sale. Any gain or loss resulting from write-off of the asset (calculated as the difference between the net sale value and the residual value of the asset) is recognized in the income statement for the period in which the asset is written off.

g)        Intangibles

Intangible assets acquired separately are measured at cost at the time of their initial recognition. The cost of intangible assets acquired in a business combination corresponds to the fair value on the acquisition date.

After initial recognition, intangible assets are stated at cost of acquisition and/or formation, net of amortization and provision for accumulated impairment, if applicable. Intangible assets generated internally, excluding development costs, are not capitalized, and the expense is reflected in the income statement in the period in which it is incurred.

The useful life of an intangible asset is evaluated as definite or indefinite.

The Company has only intangible assets with a definite useful life, which are amortized over the useful life of the asset per the straight-line method and evaluated in relation to the impairment loss whenever there is evidence of loss in economic value of the asset. The amortization period and method for an intangible asset with a definite useful life are reviewed annually.

Changes in the estimated useful life or expected consumption of the future economic benefits of these assets are accounted for by changes in the amortization period or method, as the case may be, and are treated as changes in accounting estimates. The amortization of intangible assets with defined useful lives is recognized in the income statement in the category cost/expense consistent with the use of the intangible asset.

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Gains and losses resulting from the write-off of an intangible asset are measured as the difference between the net realizable value of the asset and the book value of the asset and are recognized in the income statement in the period in which the asset is written off.

h)        Leases

The characterization of a lease agreement is based on substantive aspects related to the use of a specific asset or assets or, also, the right to use a certain asset, at the date of its execution.

The Company has financial lease agreements as a leasing company, relating to leasing of IT equipment (Soluciona IT), for which it recognizes on the date of installation revenue from the present value of the contract installments in consideration for accounts receivable, classified as commercial lease property in the condition of lessor.

The difference between the nominal value of the installments and the accounts receivables recorded is recognized as financial income based on the effective interest rate method in accordance with the duration of the agreement.

The Company has operational leasing contracts, in which the lessor does not transfer a significant portion of the risks and benefits, and their effects are recognized in the income statement for the period over the term of the contract.

i)         Analysis of recoverability of non-financial assets

The Company annually reviews the net book value of the assets for the purpose of evaluating events or changes in economic, operational, or technological circumstances that may call for deterioration or impairment. If such evidence is identified and the net book value exceeds the recoverable value, a provision for impairment is recorded, thus adjusting the net book value to the recoverable value.

The net sale value is determined, whenever possible, based on a firm sale agreement in a transaction on a commutative basis, between informed and interested parties, adjusted by expenses attributable to the sale of the asset, or, when there is no firm sales contract, based on the market price of an active market, or the price of the most recent transaction with similar assets.

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Losses from continuing operations are recognized in the income statement in expense accounts compatible with the function of the assets.

An asset valuation is performed annually in order to identify whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is written off only if there has been a change in the assumptions used to determine the recoverable amount of the asset from when the last impairment loss was recognized.

The write-off is limited so that the book value of the asset does not exceed its recoverable value or the book value that would have been determined, net of depreciation, if no impairment loss had been recognized for the asset in previous years. This write-off is recognized in the income statement, if applicable.

Value-in-use valuation: the main assumptions used to estimate value-in-use are: (i) revenues (projected considering growth in the customer base, evolution of market revenues versus GDP, and the Company's participation in this market); (ii) variable costs and expenses (projected according to customer base dynamics, and fixed costs are projected in line with the Company's historical performance, as well as historical growth in revenues); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

The key assumptions are based on the Company's historical performance and on reasonable macroeconomic assumptions based on financial market projections, documented and approved by the Company's Management.

The tests for the recovery of the Company's property, plant, and equipment and intangible assets did not result in the need to recognize losses for the period ended September 30, 2018, since the recoverable amount exceeds its net book value on the valuation date.

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j)         Financial instruments

Financial assets and liabilities must initially be measured at fair value. The criteria for determining the fair value of financial assets and liabilities were (i) the price quoted in an active market or, in the absence thereof, and (ii) the use of valuation techniques to estimate the fair value on the transaction date, taking into consideration the value that would be negotiated between independent parties, knowledgeable about the transaction and interested in carrying it out.

The subsequent measurement of financial assets and liabilities follows the fair value method or the amortized cost method, according to the category. The amortized cost corresponds to: (i) the amount initially recognized for the financial asset or financial liability; (ii) less principal amortization; and (iii) plus/minus accrued by the effective interest rate method.

The effects of the subsequent measurement of financial assets and liabilities are allocated directly to income for the period.

Long-term assets and liabilities with characteristics of financial instruments are initially recorded at their present value.

k)        Measurement of fair value

Annually, the Company measures financial instruments and non-financial assets at fair value.

Fair value is the price that would be received from the sale of an asset or paid for the transfer of a liability in a non-forced transaction between market players on the measurement date. The measurement of fair value is based on the assumption that the transaction to sell the asset or transfer the liability will occur (i) in the primary market for that asset or liability; or (ii) in the absence of a primary market, in the most advantageous market for the asset or liability.

The main or most advantageous market must be accessible to the Company.

The fair value of an asset or liability is measured based on the assumptions that market players would use when defining the price of an asset or liability, assuming that market players act in their best economic interest.

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Measurement of the fair value of a non-financial asset takes into account the ability of a market player to generate economic benefits through optimal use of the asset or by selling it to another market player who would also use the asset in an ideal manner.

The Company uses valuation techniques appropriate in the circumstances and for which there is sufficient data to measure fair value, maximizing the use of relevant information available and minimizing the use of information not available.

Annually, for assets and liabilities recognized in the financial statements on a recurring basis, the Company determines if there were transfers between levels of the hierarchy, reassessing the categorization (based on the lowest and most significant information for measuring the fair value as a whole).

For purposes of disclosures of fair value, the Company determined asset and liability classes based on the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy, as described above.

During the period ended September 30, 2018, there were no transfers between Level 3 fair value evaluations and Levels 1 and 2.

l)          Provisions

l.1) General

Provisions are recognized when there is a present obligation (whether legal or non-formalized) as a consequence of a past event, that it is probable that an outflow of funds involving economic benefits will be required to settle the obligation and a reasonable estimate of the amount of that obligation may be made. Provisions are adjusted up to the date of the period end by the probable amount of the loss, observing the nature of each contingency.

Provisions for lawsuits are presented at their gross amount, without considering the corresponding judicial deposits and are classified as civil, labor, or tax.

Judicial deposits are classified as assets, since there are no conditions required to present them as net with the provision.

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l.2) Provisions for civil, labor, and tax lawsuits

The Company is a party to administrative, labor, tax, civil, and regulatory suits, and an accounting provision was recorded for claims whose likelihood of loss was classified as probable. The evaluation of probability of loss includes assessing the available evidence, the hierarchy of laws, available precedents, recent court decisions and their relevance in the legal system, as well as the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as applicable limitation period, findings of tax inspections, or additional exposures identified on the basis of new matters or court decisions.

l.3) Provision for devaluation of assets

They refer to the costs to be incurred due to the need to return the sites (locations intended for installations of equipment on rented properties) to the owners under the same conditions they were in when the initial rental agreement was signed.

These costs are accrued based on the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the corresponding asset.

Cash flows are discounted at a pre-tax rate that reflects the specific risks inherent in the obligation of retirement of the asset. The financial effect of the discount is recorded in expenses as incurred and recognized in the income statement as a financial cost. The estimated future costs of deactivation of assets are reviewed annually and adjusted, as the case may be. Changes in estimated future costs or the discount rate applied are either added to or deducted from the cost of the asset.

m)       Taxes

m.1) Current taxes

Current tax assets and liabilities of the last fiscal year and prior fiscal years are measured at the amount expected to be recovered or paid to the tax authorities. The tax rates and legislation used in calculating the aforementioned amounts are those that are in force or substantially in force on the date of the end of the period. In the balance sheet, current taxes are presented net of amounts collected in advance over the fiscal year.

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Current income and social contribution taxes related to items recognized directly in shareholders' equity are recognized in shareholders' equity. Management periodically evaluates the tax position taken in situations in which tax regulations require an interpretation and establishes provisions when appropriate.

m.2) Deferred taxes

The amount of deferred taxes is generated based on temporary differences on the period end date, between the tax bases of assets and liabilities and their book value.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits, and losses, to the extent that it is probable that the taxable income is available for deductible temporary differences, and unused tax credits and losses may not be used, except: (i) when the deferred tax asset related to the deductible temporary difference is generated upon the initial recognition of the asset or liability in a transaction that is not a business combination and, on the date of the transaction, does not affect the accounting profit or tax profit or loss; and (ii) in the deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the near future and the taxable income will be available for the temporary differences to be utilized.

The book value of deferred tax assets is reviewed at each period end date and written off to the extent that it is no longer probable that taxable income will be available in order to allow all or part of the deferred tax asset to be used. Deferred tax assets written off are reviewed at each period end date and are recognized to the extent that it becomes probable that future taxable income will allow deferred tax assets to be recovered.

Deferred tax liabilities are recognized for all temporary tax differences except: (i) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, on the date of the transaction, does not affect the accounting profit or the tax profit or loss; and (ii) on temporary tax differences related to investments in subsidiaries, where the period of write-off of temporary differences may be controlled and it is probable that temporary differences will not be written off in the near future.

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Deferred tax assets and liabilities are measured at the rate of tax that is expected to be applicable in the year in which the asset will be realized or the liability settled, based on the rates provided for in the tax legislation and that were enacted on the date of the period end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of their expected realization.

The tax effects of items directly recorded in shareholders' equity are also recognized in shareholders' equity. Deferred tax items are recognized according to the transaction that originated the deferred tax, in comprehensive income, or directly in shareholders' equity.

Assets and liabilities’ deferred tax are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and the taxes deferred are related to the same taxable entity and subject to the same tax authority.

n)        Pension plans and other post-employment benefits

The Company sponsors individual retirement plans for active and retired employees. Contributions are determined on an actuarial basis and are recorded on an accrual basis. Annually, benefit plans are evaluated actuarially to verify that contribution rates are sufficient to create the necessary reserve for both current and future commitments.

The actuarial liabilities of plans with defined benefit characteristics were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in shareholders' equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the payment of contributions, which are recognized in the income statement in the respective accrual periods.

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The assets or liabilities of the defined benefit plan to be recognized in the financial statements correspond to the present value of the defined benefit obligation (using a discount rate based on long-term bonds of the Federal Government - NTNs), less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a Closed Supplementary Pension Entity. Plan assets are not available to creditors of the Company and cannot be directly paid to the Company. The fair value is based on information about market price and in the case of listed securities, the published purchase price. The value of any recognized defined benefit asset is limited to the present value of any available economic benefit in the form of a reduction in future employer contribution to the plan.

With the adoption of CPC 33 (Revised) on January 1, 2013, the actuarial costs recognized in the income statement are limited to the cost of service and cost of interest on the defined benefit plan obligation. Any change in the measurement of the assets and liabilities of the plans is initially recognized in other comprehensive income and is immediately reclassified permanently to the income statement.

o)        Employee profit sharing

The Company has obligations arising from employment contracts with its employees and recognizes these provisions during the period. Provisions are recorded so as to recognize the expense related to employees' profit sharing.

These provisions are calculated based on qualitative and quantitative targets defined by Management and accounted for in specific accounts according to position in the groups Costs of Services Rendered, Selling Expenses, and General and Administrative Expenses.

p)        Other assets and liabilities

An asset is recognized in the balance sheet when it is probable that future economic benefits will flow to the Company and its cost may be measured reliably.

A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that economic funds will be required in order to settle it.

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Assets and liabilities are presented in the balance sheet based on the classification as current or non-current.

An asset is classified as current when: (i) it is expected to be realized or if it is intended to be sold or consumed in the normal operating cycle; (ii) it is held mainly for trading; (iii) it is expected to be carried out within 12 months after the disclosure period; or (iv) cash or cash equivalents, unless there are restrictions on their exchange or they are used to settle a liability for at least 12 months after the disclosure period. All other assets are classified as non-current.

A liability is classified as current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held mainly for trading; (iii) it is expected to be settled within 12 months after the disclosure period; or (iv) there is no unconditional right to defer settlement of the liability for at least 12 months after the disclosure period. All other liabilities are classified as non-current.

q)        Balances and transactions in foreign currency

Monetary assets and liabilities denominated in foreign currency are converted into the functional currency (the Brazilian Real) using the exchange rate (Ptax) on the date of the transaction and subsequently converted using the Ptax on the date of the financial statements. Gains and losses arising from the translation of these assets and liabilities between the exchange rate prevailing on the transaction date and the period end are recognized in the income statement.

r)         Adjustment to present value of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to their present value when the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit, and sometimes implicit, interest rate of the respective assets and liabilities.

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Accordingly, interest income, expenses, and costs associated with these assets and liabilities are discounted in order to recognize them in accordance with the accrual basis. Subsequently, these interests are reallocated in the financial revenues on the income statement using the effective interest rate method in relation to the contractual cash flows. The implied interest rates applied were determined based on assumptions and are considered accounting estimates.

s)         Substantial accounting judgments, estimates, and assumptions

Preparation of the financial statements requires management to make judgments and estimates and to adopt assumptions with support on various valuation bases used in accounting estimates. The accounting estimates involved in the preparation of the financial statements were based on objective and subjective factors, based on management's judgment in order to determine the appropriate amount to be recorded in the financial statements.

However, the relative uncertainty surrounding these estimates may result in amounts significantly divergent from those recorded in the financial statements due to the criteria inherent in the estimation process.

The main assumptions regarding sources of uncertainty in future estimates and other significant sources of uncertainty in estimates at the end of the period, involving significant risk of causing a significant adjustment in the book value of assets and liabilities, are described below:

s.1) Impairment loss of non-financial assets

A loss due to impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the highest between the fair value minus selling costs and value in use. The calculation of fair value minus selling costs is based on information available for sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on the discounted cash flow method. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

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s.2) Pension plans and other post-employment benefits

The cost of pension plans with defined benefits and the present value of pension obligations are determined using actuarial evaluation methods. The actuarial evaluation involves the use of assumptions about discount rates, future salary increases, mortality rates, and future increases in retirement and pensions benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pensions and pension benefits are based on expected future inflation rates for Brazil.

s.3) Fair value of financial instruments

When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained from active markets, it is determined using valuation techniques, including the discounted cash flow method. The data for these methods is based on those practiced in the market where possible. However, where this is not feasible, a certain level of judgment is required in order to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors may affect the reported fair value in the financial instruments.

s.4) Property, plant and equipment, and intangible assets with defined useful lives

The accounting treatment of investment in property, plant and equipment and intangible assets includes making estimates to determine the useful life for depreciation and fair value on the acquisition date, particularly for assets acquired in business combinations.

Determination of the useful lives requires estimates in relation to expected technological evolution and alternative use of the assets. Assumptions related to the technological aspect and their future development imply a significant degree of analysis, since the timing and nature of future technological changes are difficult to predict.

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When a devaluation is identified in the value of the tangible and intangible assets, an adjustment of the amount is recorded in the income statement for the period. The determination of the need to record a devaluation loss implies making estimates that include, among others, analysis of the causes of the possible devaluation, as well as the expected amount of the devaluation. Factors such as technological obsolescence, the suspension of certain services, and other changes in circumstances that demonstrate the need to register a possible devaluation are also considered.

s.5) Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on appropriate estimates for possible consequences of audits by the tax authorities in the respective jurisdictions in which it operates. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. These differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Company’s domicile.

The Company evaluates the recoverability of deferred tax assets based on estimates of future results. This recoverability ultimately depends on the Company's ability to generate taxable income over the period in which the deferred tax asset is deductible. The analysis considers the expected write-off schedule of deferred tax liabilities, as well as estimates of taxable income, based on updated internal projections to reflect the most recent trends.

The determination of the appropriate classification of tax items depends on various factors, including an estimate of the timing and the realization of the deferred tax asset and the expected timing of the payments of these taxes. The actual inflow and outflow of income tax may differ from estimates made by the Company as a consequence of changes in tax legislation or due to unforeseen future transactions that may affect tax balances.

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s.6) Provisions for tax, labor, and civil suits

Provisions are recognized when there is a present obligation as a consequence of a past event, the settlement of which requires an outflow of funds that is considered probable and may be reliably estimated. This obligation may be legal or tacit, derived from, among other factors, regulations, contracts, customary practices, or public commitments that create vis-à-vis third parties a valid expectation that the Company will assume certain responsibilities. Determination of the amount of the provision is based on the best estimate of the disbursement that will be required to settle the corresponding obligation, taking into account all information available at the end of the period, including the opinion of independent experts, as well as legal advisors.

4)     Shareholders' equity

a)        Share capital

The share capital realized as of September 30, 2018, was
R$ 578,114,259.52. The subscribed and paid-in capital is represented by 2,704,122,564 registered common shares with no par value, all owned by Telefônica Brasil S.A., the parent company and sole shareholder of the Company.

The shareholders may decide, at a specific General Meeting, on the creation of registered preferred shares without voting rights up to two-thirds of the total shares issued, with the preferences and advantages attributed to them in the issuance, observing the provisions of article 253 of Law No. 6,404/76.

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Anex III

BYLAWS

TELEFÔNICA BRASIL S.A.

CHAPTER I - COMPANY CHARACTERISTICS

LEGAL SYSTEM

Article 1 – Telefônica Brasil S.A. is a corporation ruled by these present Bylaws  and  other  legal  applicable provisions, with indeterminate duration.

CORPORATE PURPOSE

Article 2 - The purpose of the Company is:

a) the exploration of telecommunications services;

b) the development of activities necessary or useful for the execution of these services, in accordance with the concessions, authorizations, and permissions granted to it;

c) the exploration of value-added services, including, without limitation, the provision of audio, video, image and text content, applications and the like;

d) the exploration of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and

e) licensing and sub-licensing of software of any nature.

Sole Paragraph - In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:

I - participate in the capital of other companies, including in order to comply with the national telecommunications policy;

II - create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;

III - promote the importation of goods and services necessary for the execution of activities within its purpose;

IV - provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;

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V - manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company's activities;

VI - provide consulting services related to the Company's activities;

VII - prepare, implement, and install projects related to the Company's activities;

VIII - manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company's activities;

IX - provide monitoring services related to the Company's activities;

X - provide business intermediation services in general; and

XI - market and sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement, and electronic sensor equipment;

XII - carry out studies and research activities, aiming at the development of the telecommunications sector;

XIII - enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and powers; and

XIV - carry out other similar or related activities assigned to it by the National Telecommunications Agency - ANATEL.

HEAD OFFICES

Article 3 - The Company’s head offices are located in the City and State of Săo Paulo, and may establish and extinguish branches, agencies, local offices, departments and delegations, by decision of the Board of Executive Officers, as provided for in Article 22, (vii) of these Bylaws.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Article 4 - The Company is authorized to increase its capital stock up to the limit of 1,850,000,000 (one billion eight hundred and fifty million) common or preferred shares, and the Board  of Directors is the body authorized to resolve  on the capital increase and accordingly, the issuance of new shares, within the limit of authorized capital.

Paragraph 1 - The capital increases do not require to maintaining symmetry between the number of shares of each  type, however, it must observe that the number of non-voting or restricted vote preferred shares cannot exceed 2/3 of the issued shares.

Paragraph 2 - Shareholders will be entitled to preemptive right for capital increase subscription, proportionally to the number of shares they hold. By decision of the Board of Directors, the preemptive right may be removed in the issuance of shares, debentures convertible into shares and warrants, in case the placement is made on the stock exchanges or via public subscription, share swap in a takeover bid, pursuant to Articles 257 and 263 of the Brazilian Corporation Law, as well as the utilization of tax benefits, pursuant to special laws, as authorized by Article 172 of Law 6,404/76.

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SUBSCRIBED CAPITAL

Article 5 - The subscribed capital stock, fully paid-up is R$ 63,571,415,865.09 (sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five  reais  and nine cents), divided into 1,690,984,923 (one billion, six hundred and ninety million, nine hundred and  eighty-four  thousand,  nine  hundred and twenty-three) shares, of which 571,644,217 (five hundred and seventy-one million, six hundred and forty-four thousand, two hundred and seventeen) are common shares  and  1,119,340,706 (one billion, one hundred  and nineteen million, three hundred and forty thousand, seven hundred and six) are preferred shares, all of them are non-par, book-entry shares.

Sole Paragraph - Shares will be held in a deposit account at a financial institution on behalf of its holders, without issuing certificates.

CHAPTER III – SHARES

COMMON SHARES

Article 6 - Each common share corresponds to one vote at the General Shareholders’ Meetings resolutions.

PREFERRED SHARES

Article 7 - Preferred shares are not  entitled to vote, except for the assumptions provided for in Articles 9 and 10  below, ensuring them priority in capital reimbursement, without premium, and to receive  dividend  ten  per  cent (10%) higher than that one assigned to each common share.

Sole Paragraph - Full voting right will be granted to preferred shares, should the Company fail to pay the minimum dividends to which these shares are entitled during three (3) consecutive fiscal years, right that will prevail until payment of dividends.

CHAPTER IV – GENERAL SHAREHOLDERS’ MEETING

Article 8 - General Shareholders’ Meetings shall be held: (i) ordinarily, once a year, within the first four (4) months following the end of each fiscal year, pursuant to Article 132 of Law 6,404/76 and, (ii) extraordinarily, whenever necessary, whether due to company’s interests or provisions hereof, or when the applicable laws so require.

 Sole Paragraph - General Shareholders’ Meeting shall be called by the Board of Directors, and its Chairman shall reiterate this act.

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Article 9 - The following shall be submitted to the previous approval of the General Shareholders’ Meeting (i) the execution of agreements with related parties, whose terms and conditions are more burdensome for the  Company    than those usually adopted by market in agreements of same nature, observing in any case, the provisions of Article 117 of Law 6,404/76; and (ii) the execution of managerial service agreements, including technical support  services with foreign entities linked to the Company’s controlling shareholder, in this case, preferred shareholders will be entitled to vote.

Sole Paragraph: In addition to the matters referred to in the “caput” of this Article, preferred shares will have voting right to (i) elect one (1) member of the Board of Directors in a separate vote and (ii)  in resolutions  referring to  Bylaws amendments aiming at annulling preferred shareholders’ right to elect in a separate vote a member of the  Board of Directors.

Article 10 - Without prejudice to  Paragraph 1, Article 115 of  Law 6,404/76, preferred  shareholders  will be entitled  to vote at the Shareholders’ Meetings resolutions referred to in Article 9, as well as those referring to the amendment  or revocation of the following Bylaws provisions:

(i)            - Article 9;

(ii)           - Sole Paragraph of Article 11; and

(iii)          - Article 30.

Article 11 - The General Shareholders’ Meetings shall be presided over by the Chairman of the Board of Directors, who shall appoint the Secretary among the attendees. In the event the Chairman of the Board of Directors is absent, shareholders will nominate the Chairman and the secretary of the presiding board.

Sole Paragraph - in the assumptions of Article 136 of Law 6,404/76, the first call of the General Shareholders’  Meeting shall occur at least, thirty (30) days in advance, and at least, ten (10) days in advance upon second call.

Article 12 - Only shareholders whose shares are registered with their names in the Company’s  records  may  participate and vote at the General Shareholders’ Meeting, within seventy-two (72) hours  before the date scheduled  for said meeting.

Paragraph 1 - The call notice may determine that the shareholder to attend the meeting shall file at the Company’s  head offices a proof of its shareholder capacity issued by the Company or by the Company shares depositary institution, at least, seventy-two (72) hours before the date scheduled for the General Shareholders’ Meeting.

Paragraph 2 - The call notice may also determine that the shareholder’s representation by proxy at the meeting shall  file the respective power of attorney at the Company’s head offices, at least, seventy-two (72) hours before the date scheduled for the General Shareholders’ Meeting.

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CHAPTER V - MANAGEMENT OF THE COMPANY

Article 13 - The management of the Company is incumbent upon the Board of Directors and Board of Executive Officers, with powers granted by laws and by these present Bylaws. Its members shall be elected for a three-(3) year term of office, and reelection is authorized. They are exempted from offering management pledge.

Paragraph 1 - All members  of the Board of  Directors and Board of Executive  Officers shall take office by signing   the corresponding instruments and remaining in respective office until the effective investiture of their successors.

Paragraph 2 - The General Shareholders’ Meeting shall define the Company’s Management global compensation, including benefits of any nature and procuration fees, and the Board of Directors is responsible for distributing this compensation among its members and executive officers.

Paragraph 3 - The General Shareholders’ Meeting may attribute  Company’s  profit sharing to  the managers, as long  as the provision of Article 152, Paragraphs 1 and 2 of Law 6,404/76 are observed, as per management’s proposal.

Paragraph 4 - The Company and its controlling shareholder shall  maintain during concession term and its  renewal,  the effective existence in national territory of centers of deliberation  and implementation  of  strategic,  managerial  and technical decisions involved in the compliance with the concession agreements to which the Company is party.

BOARD OF DIRECTORS

STRUCTURE

Article 14 - The Board of Directors shall be composed of, at least, five (5) and at most (17) members, elected and removed from office by general shareholders’ meeting, observing the applicable laws provisions, including in this figure, the member elected by preferred shareholders pursuant to sole paragraph of Article 9 hereof and the member elected by minority shareholders, where applicable.

Sole Paragraph - The Board of Directors shall appoint among its members, the  Chairman  of the Board, or  his  deputy, in the event of vacancy. The Vice Chairman of the Board of Directors may be appointed and/or removed    from office at the discretion of the Board of Directors.

REPLACEMENT

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Article 15 - In the event of impediment or absence of Chairman of the Board of Directors, he shall be replaced by Deputy Chairman, if any. During the absence of Deputy Chairman, the Chairman shall be replaced by another board member appointed by him.

Paragraph 1 - In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent board member shall appoint in writing his deputy among other members of the Board  of  Directors  to  represent him and approve resolutions at the meeting to which he will not be able to attend, pursuant to Paragraph 3 of Article 19 hereof.

Paragraph 2 - The members of the Board of Directors appointing representatives, as provided for in the previous paragraph, shall be deemed, for all legal purposes, as attendees of respective meeting.

Article 16 - In the event of vacant position of members of the Board  of Directors, remaining a number lower than    the minimum number of members provided for in Article 14 above, a General  Shareholders’ Meeting shall be called  to elect the deputies.

POWERS OF THE BOARD OF DIRECTORS

Article 17 - The Board of Directors shall be responsible for:

(i) - establishing the Company’s general business guidance;

(ii) - approving the Company’s budget and annual business plan;

(iii) - calling for the General Shareholders’ Meetings;

(IV) - approving the Company’s financial statements and the Management report and submit them to the General Shareholders’ Meeting;

(v) - electing or removing from office, at any time, the members of the Board of Executive Officers, defining their duties, in compliance with legal and bylaws provisions;

(vi) - approving the creation of technical and advisory Committees that will advise in issues of the Company’s  interest, electing members of these Committees and approving their charters, which shall  contain  specific  rules related to the structure, duties, powers, compensation and operation;

(vii) - overseeing the Company’s Officers, examining, at any time, the Company’s records, requesting information about agreements executed or to be executed, or any other acts;

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(viii) - approving the Company’s organizational structure, and may establish limits to the Board of  Executive  Officers in performance of their duties, observing legal and Bylaws provisions;

(ix) - approving and amending the charter of the Board of Directors;

(x) - resolving on the Company’s issuance of shares, including capital increase, within the limit of authorized capital, defining the terms and conditions of such issuance;

(xi) - resolving on the issuance of warrants;

(xii) - resolving, by delegation of the General Shareholders’ Meeting on the following aspects referring  to  the issuance of debentures by the Company: (i) issuance opportunity, (ii) period and  maturity,  amortization  or redemption conditions, (iii) period and payment conditions for interest rates, profit sharing and reimbursement premium, if any, (iv) mode of subscription or placement and, (v) type of debentures;

(xiii) - resolving on the issuance of unsecured non-convertible debentures;

(xiv) - resolving on the issue of promissory notes for public offering (“Commercial Papers”) and on the submission    of the Company shares to the deposit system to trade respective certificates (“Depositary Receipts”);

(xv) - authorizing the acquisition of the Company shares to be cancelled or to be held in treasury and subsequent disposal;

(xvi) - authorizing the disposal of assets directed connected to telecommunications public utilities;

(xvii) - authorizing the disposal of real properties, creation of security interest and tendering of guarantees for third parties obligations, and may establish limits to the Board of Executive Officers practice these acts;

(xviii) - establish in the Company’s rules the limits to the Board of Executive Officers authorize the disposal or encumbrance of permanent assets, including those related to telecommunications public utilities which are out of service or unworthy;

(xix) - approving the Company’s participation in consortia in general, as well as the terms of this participation, and may delegate this duty to the Board of Executive Officers, within the limits to be established, always aiming the development of the Company’s activities;

(xx) - setting the limits so that the Board of Executive Officers authorizes the practice of reasonable gratuitous acts     to the benefit of employees or the community where the Company operates, including the  donation  of  unworthy goods to the Company;

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(xxi) - approving the creation and the shutting down of the Company’s subsidiaries, in the country or abroad;

(xxii) - approving the assumption of any liability not foreseen in the Company’s budget in amount exceeding R$250,000,000.00 (two hundred and fifty million reais);

(xxiii) - authorizing the execution of agreements, not foreseen in the Company’s budget, in amount exceeding R$250,000,000.00 (two hundred and fifty million reais);

(xxiv)- approving investments and asset acquisition, not foreseen in the budget, in amount exceeding R$250,000,000.00 (two hundred and fifty million reais);

(xxv) - authorizing the acquisition of equity interest on a permanent basis in other companies and the  encumbrance  or the disposal of equity interest;

(xxvi) - approving the distribution of interim dividends;

(xxvii) - appointing or removing from office the independent auditors;

(xxviii) - appointing and removing from office the head of internal audit, which will report to the Board of Directors through the Control and Audit Committee, when in operation, as well as the officer in charge of retail, who is also responsible for all customer service, sale and delivery of products relating to the sale of retail products; and

(xxix) - approving the job position and salary plan, incentive and professional development  policies,  regulation and the Company’s staff, as well as the terms and conditions of collective bargaining agreements  to  be settled  with  unions that represent the professional categories of the Company’s employees, the adhesion or termination of supplementary pension plans, all the aforementioned related to the Company’s employees, and the  Board  of  Directors, when necessary, may establish limits to the Board of Executive Officers resolve on these matters.

Article 18 - Specific duties of the Chairman of the Board of Directors include: (a) to represent the Board when the General Shareholders’ Meeting is called; (b) preside over the General Shareholders’ Meeting and  appoint  his  secretary among attendees; and (c) call and preside over the Board of Directors meetings.

MEETINGS

Article 19 - The Board of Directors shall meet (i) ordinarily, once every three  months  and  (ii)  extraordinarily, through call of its Chairman, drawing up the minutes of these meetings.

Paragraph 1 - The Board meetings shall be called in writing, at least, forty-eight (48) hours in advance, and call shall contain the agenda and the matters to be discussed in said meeting.

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Paragraph 2 - The Board of Directors shall  approve resolutions  by majority vote with the attendance of the  majority of its acting members, and  Chairman shall  be liable for the casting vote, in addition to  his common vote, in the  events of tie vote.

Paragraph 3 - Any member of the Board may be represented by another board member in the meetings to which he  will not be able to attend, provided that proxy powers are granted through written instrument.

Paragraph 4 -Without prejudice to the subsequent signature of respective minutes, the Board of Directors meetings  may also be held via conference call, video conference or any other means of communication that allows  to  identifying the attendees, as well as their simultaneous communication. The board members may  also  vote  in  writing, even if they do not physically attend the meeting.

BOARD OF EXECUTIVE OFFICERS

STRUCTURE

Article 20 - The Board of Executive Officers shall be composed of, at least, three (3) and, at most, fifteen (15) members, shareholders or not, resident in the country, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c)  General  Secretary  and  Legal  Officer; (d) other officers without specific designation.

Paragraph 1 - The individual duties of Officers without specific designation shall be defined by the  Board  of Directors, which also may establish specific designation for said offices.

Paragraph 2 - One Officer may be elected to accumulate the duties of another executive officer.

Article 21 - In the event of temporary absences and impediments, the Chief Executive Officer shall designate among the members of the Board of Executive Officers, his deputy as well as the deputy of other Officers. In the event of vacant position in the Board of Executive Officers, the respective replacement shall be resolved by the Board of Directors.

POWERS OF THE BOARD OF EXECUTIVE OFFICERS AND COMPANY’S REPRESENTATION

Article 22 - The Board of Executive Officers is the body that actively and inactively represents the Company and its members shall be individually liable for, where applicable, to comply with and cause the compliance with these Bylaws, the resolutions of the Board of Directors and General Shareholders’ Meeting, as well as practice all the acts necessary or convenient to manage the Company’s businesses. Jointly, the Board of Executive Officers shall be responsible for the following:

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(i) - proposing the Company’s general plans and programs to the Board of Directors, specifying the investment plans concerned with the plant expansion and remodeling;

(ii) - authorizing, within the limits established by Board of Directors in its appropriate charter, the disposal or encumbrance of permanent assets, including those related to telecommunications public utilities which are out of service or unworthy, as well as submitting to said body the disposal or encumbrance of assets exceeding these limits;

(iii) - submitting to the Board of Directors and Fiscal Council, the Annual Management Report and the Financial Statements accompanied by independent auditors’ report, as well as a proposal for the allocation of year’s profits;

(iv) - approving, according to the limits established by the Board of Directors: a) purchase of supplies, equipment, goods, works and services; b) assets disposal;

(v) - approving the execution of other agreements, not mentioned  above,  according to the limits imposed by the  Board of Directors;

(vi) - annually approving the financial operations planning and on a quarterly basis, a summary of compliance with said planning;

(vii) - approving the creation and shutting down of the Company’s branches, offices, agencies and delegations in the country;

(viii) - approving, when assigned by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed about it;

(ix) - ensuring the compliance with the Company’s ethics standards established by the Board of Directors;

(x) - preparing and proposing the Company’s institutional responsibility policies to the Board of Directors, such as environment, health, safety and social responsibility and implement the policies approved;

(xi) - authorizing, according to the limits established by the Board of Directors, the practice of reasonable gratuitous acts to the benefit of employees or the community where the Company operates, including the donation of unworthy goods to the Company; and

(xii) - approving the creation of technical and advisory Committees that will advise in issues of the Company’s interest, electing members of these Committees and approving their charters, which shall  contain  specific  rules related to the structure, duties, powers, compensation and operation.

Paragraph 1 - The Board of Executive Officers’ resolutions shall be taken by majority vote of its members and the Chief Executive Officer, besides his common vote, shall be liable for the casting vote, in the events of tie vote.

Paragraph 2 - Except for the cases provided for in Paragraph 4 and observing the provisions contained herein, the Company may be legally bound as follows: i) by the joint signature of two  (2)  officers  appointed  pursuant  to Bylaws, except for urgent cases, which shall authorize the individual signature of the Chief Executive Officer and subject to the approval of the Board of Executive Officers, pursuant to Article 23, A-5 hereof; ii) by the signature of one (1) Officer appointed pursuant to Bylaws jointly with one (1) attorney-in-fact; and iii)  by the joint  signature of two (2) attorneys-in-fact, as long as they are vested of specific powers.

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Paragraph 3 - Except for the cases provided for in  Paragraph 4, the powers  of attorney shall always be  granted by  two (2) Officers and  shall specify the powers  granted, and except for those  powers of attorney for legal purposes,  they shall be valid for at most one (1) year.

Paragraph 4 -The Company may be represented by only one Officer or one Attorney-in-Fact, vested of  specific  powers to practice the following acts:

(i) receipt and payment;

(ii) signature of instrument not creating liabilities for the Company;

(iii) Company’s representation at meetings and partners meetings of companies in which it holds interest;

(iv) granting of proxy to attorney for legal representation or in administrative proceedings;

(v) representation in court or in administrative proceedings, except for the practice of acts that  imply waiver  of  rights;

(vi) representation in public bids and private contest biddings in which the Company participates, aiming the  rendering of services covered by its purpose; and

(vii) practice of administrative routines, including before public  agencies, mixed  public-private corporation, boards  of trade, labor court, INSS (Brazilian Social Security Institute), FGTS (Government Severance Indemnity Fund for Employees) and related.

DUTIES OF THE BOARD OF EXECUTIVE OFFICERS

Article 23 - These are the following specific duties of the Board of Executive Officers:

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company in or out of court, before shareholders and general public, and may appoint attorneys- in-fact jointly with another Officer and designate agents, delegate duties to other Officers to practice specific acts;

2. To follow up and oversee the implementation of Board of Directors’ decisions in relation to their activities and duties;

3. To set out guidelines, coordinate and oversee activities of the Company related to: finance and control; corporate resources; the legal department in general; institutional relations; regulation; corporate communication; Fundação Telefônica; human resources; network and field operations; strategy  and  corporate  planning;  information  technology; customer service and quality; corporate business; mobile business; fixed business;

4. Call for the Board of Executive Officers meetings;

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5. To practice urgent acts subject to the approval of the Board of Executive Officers; and

6. To perform other duties assigned by the Board of Directors.

B - CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER:

1.    To set out guidelines and oversee Company’s activities in the economic-financial area and management of  securities issued by Company, accounting, management control and corporate resources, as well as oversee the supplementary private pension fund management;

2. To represent the Company before the Brazilian Securities and Exchange Commission  –  CVM,  stock exchanges and other stock market watchdogs;

3. To delegate, where applicable, the powers to other Officers in order to practice specific acts;

4. To represent the Company as provided for herein; and

5. Execute other activities assigned to him by the Board of Directors.

C - GENERAL SECRETARY AND LEGAL OFFICER:

1. To establish the guidelines and oversee the Company’s activities in the legal area in general;

2. To delegate powers, where applicable, to other Officers in order to practice specific acts;

3. To represent the Company as provided for herein; and

4. To perform other activities assigned to him by the Board of Directors.

D - OFFICERS WITHOUT SPECIFIC DESIGNATION:

1.    To perform the individual duties and responsibilities assigned by the Board of Directors;

2.    To jointly sign with another Officer appointed  pursuant to Bylaws  the documents and acts requiring the signature  of two Officers; and

3.    To represent the Company as provided for herein.

CHAPTER IV – FISCAL COUNCIL

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Article 24 - The Fiscal Council, on a permanent basis, shall be composed of at least, three (3) and at most five (5) sitting members and equal number of deputies.

Paragraph 1 - The compensation of Fiscal Council members, besides the reimbursement for commuting and accommodation expenses necessary to perform their duties, shall be defined at the General Shareholders’ Meeting to elect them and cannot be lower than 10% for  each acting member, which on average  is  attributed to  each  Officer, not including benefits of any nature, procuration fees and profit sharing.

Paragraph 2 - In the event of vacant position of Fiscal Council member, he/she shall be  replaced  by  his/her  respective deputy. In the event of vacant position of most of positions, the General Shareholders’ Meeting shall be called to elect the deputies.

Paragraph 3 - The Fiscal Council shall  meet, (i) ordinarily, once  every quarter  and, (ii) extraordinarily,  through call of the Chairman of the Board of Directors, or two (2) members of the Fiscal Council, drawing up the minutes of the meetings.

Paragraph 4 - The Fiscal Council meetings shall be called in writing, at least, forty-eight (48) hours in advance, and  call shall include the agenda, a list of the matters to be discussed at the respective meeting.

CHAPTER VII – FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 25 - The fiscal year shall coincide with calendar year and half-yearly, quarterly balance sheets may be drawn up, besides the annual balance sheet or in shorter periods.

PROFIT ALLOCATION

Article 26 - Together with the financial statements, the Board of Directors shall submit to the Annual Shareholders’ Meeting a proposal for (i) managers and employees profit sharing and (ii) the full allocation of net income.

Paragraph 1 - Out of net income for the year: (i) five percent (5%) shall be set aside to legal reserve,  aiming at ensuring the physical integrity of the capital stock, restricted to twenty percent (20%) of paid-up capital stock; (ii) twenty-five percent (25%) of the adjusted net income as provided for in sections II and III, Article 202 of Law  6,404/76 shall be mandatorily distributed as mandatory minimum dividend to all  shareholders;  and  (iii)  the remaining balance, after complying with the provisions contained in previous items of this article, shall have the allocation resolved at the General Shareholders’ Meeting, based on the Board of Directors’ proposal contained in the financial statements. If balance of profit reserves exceeds capital stock, the General Shareholders’ Meeting shall resolve on using the surplus to pay or increase capital stock or on distributing additional dividends to shareholders.

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Paragraph 2 Dividends not claimed within three (3) years, as of resolution on its distribution shall revert to the Company.

Article 27 - By decision of the Board of Directors, the Company may declare dividends: (i) to the profit account verified in half-yearly balance sheets; (ii) to the account of profits verified in quarterly balance sheets, or in shorter periods, as long as total dividends paid each half year do not exceed the amount of capital reserves referred to in Paragraph 1, Article 182 of Law 6,404/76, or (iii) to the retained earnings account  or profit  reserve account  verified  in the last annual or half-yearly balance sheet.
Sole Paragraph - Interim dividends distributed pursuant to this Article shall be attributed to the mandatory minimum dividend.

Article 28 - By resolution of the Board of Directors  and  observing legal  provisions,  the Company may pay interest on equity to its  shareholders, which may be attributed to the mandatory minimum dividend, subject  to the  approval  of the general shareholders’ meeting.

CHAPTER VIII – FINAL PROVISIONS

Article 29 - The Company shall enter into liquidation in cases provided for by laws, and the General Shareholders’ Meeting shall determine the mode of liquidation and appoint the liquidator.

Article 30 - The Company’s  approval through its  agents of merger, spin-off, amalgamation or dissolution operations  of its subsidiaries shall be preceded by an economic and financial analysis prepared by internationally renowned independent company, reiterating that equal treatment has been given to all related companies, whose shareholders shall have broad access to the referred analysis report.

Article 31 - Referring to the issues not covered by these present Bylaws, the Company shall be ruled by legal and applicable provisions.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 30, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director